SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ/MF) 02.558.118/0001 -65
Company Registry (NIRE) 3130002535-7
Publicly-held Company

NOTICE TO THE MARKET

Telemig Celular Participações S.A. (“Company”) hereby announces that, on March 7. 2008, Vivo Participações S.A., through its Investor Relations Officer, published the following Notice to the Market:

“In relation to the Material Fact of August 2, 2007, which reported the entering into of a Stock Purchase Agreement with Telpart Participações S.A (‘Telpart), whose object was the acquisition of control of Telemig Celular Participações (‘Telemig Participações’) and Tele Norte Celular Participações (‘Tele Norte Participações’), and in relation to the Material Fact of December 21, 2007, which informed the market of the execution of an agreement with Tele Norte Leste S.A. whose object was the sale of the Tele Norte Participações shares that Telpart had undertaken to sell, Vivo Participações S.A. (‘Vivo Participações’) hereby announces that:

In line with Anatel Ruling 1261 of March 05, 2008, published in the Diário Oficial da União (Official Gazette) on March 7, 2008, the transfer of the shares of Tele Norte Participações to Vivo Participações and the subsequent transfer of these same shares to Tele Norte Leste S.A. has been approved. Given that Anatel had approved the transfer of Telemig’s control to Vivo in October 2007, as previously disclosed, the parties intend to conclude the transfer of control of Telemig Participações to Vivo Participações and that of Tele Norte Participações to Tele Norte Leste S.A., as soon as the remaining prior conditions in the respective agreements are complied with.”

The Company’s Management will keep the market informed of any further developments regarding this matter.

Belo Horizonte, March 10, 2008.

André Machado Mastrobuono
Investor Relations Officer
Telemig Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.